BRIAN J. ROBINSON Executive Vice President, Chief Financial Officer and Treasurer 4 Tesseneer Drive Highland Heights, KY 41076 Phone: 859.572.8483 Fax: 859.572.8444 Email: brobinson@generalcable.com

January 14, 2013

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

RE:	General Cable Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 23, 2012

Form 10-Q for the period ended June 29, 2012

Filed August 3, 2012

File No. 1-12983

Dear Mr. O’Brien:

Set forth below are General Cable Corporation’s (the “Company”) responses to the comment letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 20, 2012, addressed to Mr. Gregory B. Kenny, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011 and Form 10-Q for the period ended June 29, 2012.

For ease of reference, the text of the Staff’s comments is set forth below in bold italics followed by the Company’s responses.

Note 17, page 96

1.	In future filings please provide the following disclosures related to your asbestos litigation:

•	Clarify whether your $5.1 million loss accrual is expected to cover the resolution of both current and future claims;

•	The range of the reasonably possible range of additional loss;

•	The timing of payments accrued and unrecognized amounts;

•	The material components of the accruals and significant assumptions underlying estimates;

•	The number of claims filed for each period presented;

•	The number of claims dismissed;

•	The aggregate settlement costs to date;

•	The aggregate costs of administering and litigating the claims.

Refer to Questions 2 and 3 of SAB Topic 5Y and ASC450-20 for guidance. Please show us the proposed disclosure that you intend to provide in future filings.

Response

The Company acknowledges the Staff’s comment and offers the following response. The Company will include the required disclosure in future filings, effective with its Quarterly Report on Form 10-Q for the period ended September 28, 2012, which has yet to be filed, and its Annual Report for the fiscal year ended December 31, 2012.

Clarify whether your $5.1 million loss accrual is expected to cover the resolution of both current and future claims;

The loss accrual of $5.1 million covers both current and future claims. The Company will include the required disclosure in future filings, as illustrated below.

The range of the reasonably possible range of additional loss;

The loss accrual of $5.1 million covers both current and future claims. The Company does not consider any loss above $5.1 million to be estimable. The Company will include the required disclosure in future filings to clarify the Company is not able to estimate a reasonably possible range of additional loss because our history of claims does not provide sufficient information, as illustrated below.

The timing of payments of accrued and unrecognized amounts;

Settlement payments are made, and the asbestos accrual is relieved, when the Company receives a fully executed settlement release from the Plaintiff’s counsel. The Company will include the required disclosure in future filings to clarify the timing of payment for accrued and unrecognized amounts, as illustrated below.

The material components of the accruals and significant assumptions underlying estimates;

The material components of the accrual are current and future claims. The significant assumptions used to calculate the asbestos loss accrual are based on management’s estimates and calculated using (1) the number of cases per state, (2) an estimate of the judgment per case per state, (3) an estimate of the percentage of cases per state that would make it to trial and (4) the estimated total liability percentage, excluding insurance recoveries, per case judgment. The Company will include the required disclosure in future filings, as illustrated below.

The number of claims filed for each period presented;

The total number of claims filed in 2011, 2010 and 2009 were 115, 95 and 143, respectively. The Company will include the required disclosure in future filings, as illustrated below.

The number of claims dismissed;

As of December 31, 2011, there have been a total of 21,802 asbestos claims dismissed. In calendar years 2011, 2010 and 2009, 61 claims, 5,491 claims and 334 claims were dismissed, respectively. The Company will include the required disclosure in future filings, as illustrated below.

The aggregate settlement costs to date;

Since 1993, aggregate settlement costs through December 31, 2011 were $7.9 million. In calendar years 2011, 2010 and 2009, settlement costs totaled $0.9 million, $0.4 million and $1.2 million, respectively. The Company will include the required disclosure in future filings, as illustrated below.

The aggregate costs of administering and litigating the claims;

Since 1993, aggregate costs of administering and litigating the asbestos claims (i.e. defense fees and expenses paid) through December 31, 2011 were $19.7 million. In calendar years 2011, 2010 and 2009, the costs of administering and litigating the claims totaled $2.2 million, $1.8 million and $1.7 million, respectively. The Company will include the required disclosure in future filings, as illustrated below.

Please show us the proposed disclosure that you intend to provide in future filings.

If the Company had implemented the points above in the Form 10-K for the fiscal year ended December 31, 2011, the asbestos litigation disclosure would have read as follows. We will include the required disclosure in future filings to incorporate all changes in italics below.

In addition, Company subsidiaries have been named as defendants in lawsuits alleging exposure to asbestos in products manufactured by the Company. As of December 31, 2011, General Cable was a defendant in approximately 29,064 cases brought in Federal District Courts throughout the United States. In calendar years 2011, 2010 and 2009, 115, 95, and 143 asbestos cases, respectively, were brought against the Company. In the last 20 years, General Cable has had no cases proceed to verdict. In many of the cases, General Cable was dismissed as a defendant before trial for lack of product identification. As of December 31, 2011, 21,802 asbestos cases have been dismissed. In calendar years 2011, 2010 and 2009, 61 cases, 5,491 cases and 334 cases, respectively, were dismissed. With regards to the approximately 626 remaining pending cases, General Cable is aggressively defending these cases based upon either lack of product identification as to General Cable manufactured asbestos-containing product and/or lack of exposure to asbestos dust from the use of General Cable product.

For cases outside the Multidistrict Litigation (“MDL”) as of December 31, 2011, Plaintiffs have asserted monetary damages in 281 cases. In 146 of these cases, plaintiffs allege only damages in excess of some dollar amount (about $175 thousand per plaintiff); in these cases there are no claims for specific dollar amounts requested as to any defendant. In the 134 other cases pending in state and federal district courts (outside the MDL), plaintiffs seek approximately $346 million in damages from as many as 110 defendants. In one case, plaintiffs have asserted damages related to General Cable in the amount of $10 million. In addition, in relation to these 281 cases, there are claims of $178 million in punitive damages from all of the defendants. However, many of the plaintiffs in these cases allege non-malignant injuries. At December 31, 2011 and 2010, General Cable had accrued, on a gross basis, approximately $5.1 million and had recorded approximately $0.6 million and $0.5 million of insurance recoveries for these lawsuits, respectively. The net amount of $4.5 million and $4.6 million, as of December 31, 2011 and 2010, respectively, represents the Company’s best estimate in order to cover resolution of current and future asbestos-related claims.

The components of the asbestos litigation reserve are current and future asbestos-related claims. The significant assumptions are: (1) the number of cases per state, (2) an estimate of the judgment per case per state, (3) an estimate of the percentage of cases per state that would make it to trial and (4) the estimated total liability percentage, excluding insurance recoveries, per case judgment. Management’s estimates are based on the Company’s historical experience with asbestos related claims. The Company’s current history of asbestos claims does not provide sufficient and reasonable information to estimate a range of loss for potential future, unasserted asbestos claims because the number and the value of the alleged damages of such claims have not been consistent. As such, the Company does not believe a reasonably possible range can be estimated with respect to asbestos claims that may be filed in the future.

Settlement payments are made, and the asbestos reserve is relieved, when the Company receives a fully executed settlement release from the Plaintiff’s counsel. As of December 31, 2011, aggregate settlement costs were $7.9 million. In calendar years 2011, 2010 and 2009, the settlement costs totaled $0.9 million, $0.4 million and $1.2 million, respectively. As of December 31, 2011, aggregate costs of administering and litigating the asbestos claims were $19.7 million. In calendar years 2011, 2010 and 2009, the costs of administering and litigating asbestos claims totaled $2.2 million, $1.8 million and $1.7 million, respectively.

Note 21, page 101

2.	Please provide us with a quantified schedule of activity in your 2011 and 2012 Parent and 2011 and 2012 Guarantor Subsidiaries “Investment in subsidiaries” asset accounts. If the account balances are correct, then it appears that the subsidiaries may have paid dividends to their parent. However, the Statements of Cash Flows do not reflect such payments and neither the corresponding equity income nor your December 2009 letter nor the foreign exchange impacts disclosed herein fully explain the apparent disparity.

Response

The Company acknowledges the Staff’s comment and offers the following response. There were no dividend payments to the Parent Company from the Guarantor subsidiaries in the six months ended June 29, 2012 and in the twelve months ended December 31, 2011, 2010, and 2009.

Parent	Period ended
(in millions)	Jun 29, 2012	Dec 31, 2011
Beginning Balance	$1,147.1	$1,202.5
Investments—capital contributions (a)	—	—
Dividends, return on investment (b)	—	—
Equity in earnings of wholly-owned subsidiaries (c)	35.5	63.1
Equity in other comprehensive income of wholly-owned subsidiaries (d)	(19.8)	(124.1)
Foreign currency and other	(0.3)	5.6

Ending Balance	$1,162.5	$1,147.1

Guarantor Subsidiaries	Period ended
(in millions)	Jun 29, 2012	Dec 31, 2011
Beginning Balance	$1,374.3	$1,361.5
Investments—capital contributions (a)	13.6	58.2
Dividends, return on investment (b)	(0.6)	(0.4)
Equity in earnings of wholly-owned subsidiaries (c)	19.4	32.3
Equity in other comprehensive income of wholly-owned subsidiaries (d)	(15.0)	(69.1)

Foreign currency and other	15.8	(8.2)

Ending Balance	$1,407.5	$1,374.3

(a)	Disclosed in Condensed Statements of Cash Flows, Cash Flows of investing activities, “Other, net”.

(b)	Dividends paid to Guarantor subsidiaries from Non-Guarantor subsidiaries were inconsequential in 2010, 2011, and 2012. In future filings should they become material, the Company will disclose dividends presumed to be returns on investment as cash inflows from operating activities in accordance with ASC 230-10-45-12(b). There were no dividend payments to the Parent Company from the Guarantor subsidiaries.

(c)	The “Investment in subsidiaries” asset account component, “Equity in earnings of wholly-owned subsidiaries”, is reported within the amounts disclosed for “Equity in net income of subsidiaries” in the Condensed Statements of Operations in the Note on Supplemental Guarantor and Parent Company Condensed Financial Information. The “Equity in net income of subsidiaries” includes the equity in net income of wholly-owned subsidiaries as well as equity in net earnings of affiliated companies, which is a separate component of the “Unconsolidated affiliated companies” asset account in the Condensed Balance Sheets of this Note.

The Parent Company’s equity in earnings of wholly-owned subsidiaries reconciles to the Guarantor Subsidiaries’ net income applicable to Company common shareholders as disclosed in the Condensed Statements of Operations.

The Guarantor Subsidiaries’ equity in earnings of wholly-owned subsidiaries reconciles to the Non-Guarantor Subsidiaries’ net income applicable to Company common shareholders as disclosed in the Condensed Statements of Operations.

(d)	In accordance with ASC 323-10-35-18, the Parent Company and Guarantor Subsidiaries record its proportionate share of the Subsidiaries equity adjustments for other comprehensive income (foreign currency items; gains and losses, prior service costs or credits, and transition assets or obligations associated with pension and other postretirement benefits to the extent not yet recognized as components of net periodic benefit cost; and changes in the fair value of derivatives that are designated and effective as cash flow hedges) as increases or decreases to the investment account with corresponding adjustments in equity.

Upon adoption of Accounting Standards Update No. 2011-05, these amounts will be disclosed within the Condensed Statements of Operations in the Note on Supplemental Guarantor and Parent Company Condensed Financial Information.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses or would like to discuss any such responses further, please feel free to contact me at 859-572-8483.

Sincerely,

/s/ Brian J. Robinson

Brian J. Robinson

Executive Vice President, Chief Financial Officer and Treasurer

General Cable Corporation